Exhibit 99.10

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation.

The Monthly Report on Financial Transactions at October 31, 2021 will be published on February 4, 2022.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	September			April to September
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Own-source revenue	7 642	9 180	1 538	40 899	51 284	10 385	25.4
Federal transfers	2 897	2 372	–525	13 674	14 072	398	2.9
Consolidated revenue	10 539	11 552	1 013	54 573	65 356	10 783	19.8
Portfolio expenditures(2)	–9 380	–9 492	–112	–54 026	–56 840	–2 814	5.2
Debt service	–612	–675	–63	–3 420	–4 283	–863	25.2
Consolidated expenditure	–9 992	–10 167	–175	–57 446	–61 123	–3 677	6.4
SURPLUS (DEFICIT)(3)	547	1 385	838	–2 873	4 233	7 106	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–195	–238	–43	–1 263	–1 686	–423	—
BUDGETARY BALANCE(4)	352	1 147	795	–4 136	2 547	6 683	—

Other own-source revenue increased by $1.5 billion (23.4%) to $8.1 billion, due to:

  an $870-million increase (47.0%) in duties and permits, owing mainly to the increase in mining revenues resulting from sustained metal prices in markets since 2020 and to the increase in revenues collected under Québec’s cap-and-trade system for greenhouse gas emission allowances;

  a $665-million increase (14.1%) in miscellaneous revenue, owing in particular to higher revenues from the sale of goods and services due to the easing of lockdown measures related to the COVID-19 pandemic compared to the same period in 2020.

Revenue from government enterprises increased by $1.0 billion (86.5%) to $2.2 billion. This increase is mainly attributable to the impact of COVID-19 on the results of government enterprises in 2020-2021, particularly those of Loto-Québec and Hydro-Québec, as well as favourable results in 2021-2022 for Investissement Québec.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	September			April to September
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Income and property taxes
Personal income tax	2 968	3 631	663	15 894	18 971	3 077	19.4
Contributions for health services	497	591	94	2 924	3 592	668	22.8
Corporate taxes	486	749	263	3 077	4 994	1 917	62.3
School property tax	76	90	14	627	530	–97	–15.5
Consumption taxes	2 210	2 576	366	10 619	12 870	2 251	21.2
Tax revenue	6 237	7 637	1 400	33 141	40 957	7 816	23.6
Duties and permits	296	358	62	1 850	2 720	870	47.0
Miscellaneous revenue	893	1 012	119	4 713	5 378	665	14.1
Other own-source revenue	1 189	1 370	181	6 563	8 098	1 535	23.4
Total own-source revenue excluding revenue from government enterprises	7 426	9 007	1 581	39 704	49 055	9 351	23.6
Revenue from government enterprises	216	173	–43	1 195	2 229	1 034	86.5
TOTAL	7 642	9 180	1 538	40 899	51 284	10 385	25.4

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	September			April to September
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Equalization	1 104	1 093	–11	6 626	6 559	–67	–1.0
Health transfers	569	678	109	3 411	4 069	658	19.3
Transfers for post-secondary education and other social programs	134	135	1	802	812	10	1.2
Other programs	1 090	466	–624	2 835	2 632	–203	–7.2
TOTAL	2 897	2 372	–525	13 674	14 072	398	2.9

Expenditure in the Éducation portfolio increased by $516 million (7.1%) to $7.8 billion. This increase is explained, in particular, by the reopening of schools, which were temporarily closed in the spring of 2020 due to the COVID-19 pandemic.

Expenditure in the Enseignement supérieur portfolio increased by $193 million (5.0%) to $4.0 billion. This growth is due in part to the resumption of some activities that were limited in 2020-2021 in higher education institutions.

Expenditure in other portfolios decreased by $70 million (0.4%) to $17.5 billion.

Debt service expenditure increased by $863 million (25.2%) to $4.3 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(5)
(unaudited data, millions of dollars)
	September				April to September
	2020	(6)	2021	Change	2020-2021	(6)	2021-2022	Change	Change (%)
Santé et Services sociaux	4 045		4 368	323	25 315		27 535	2 220	8.8
Éducation	1 490		1 562	72	7 234		7 750	516	7.1
Enseignement supérieur	714		710	–4	3 828		4 021	193	5.0
Other portfolios(7)	3 103		2 829	–274	17 596		17 526	–70	–0.4
Change in the application of the accounting standard respecting transfer payments	28		23	–5	53		8	–45	–84.9
Portfolio expenditures	9 380		9 492	112	54 026		56 840	2 814	5.2
Debt service	612		675	63	3 420		4 283	863	25.2
TOTAL	9 992		10 167	175	57 446		61 123	3 677	6.4

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenue and expenditure are established on an accrual basis of accounting. Revenue is recognized when earned and expenditure when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits, and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Beginning with the Monthly Report on Financial Transactions at December 31, 2020, the presentation of net financial surpluses (requirements) has been modified to make it comparable to the presentation used in the Québec Budget Plan – March 2021. Thus, the heading “Investments, loans and advances” now includes the change in short-term investments, and the heading “Retirement plans and other employee future benefits” now takes into account the reinvestment of investment income from the Retirement Plans Sinking Fund and specific funds. A new heading, “Deposits in the Generations Fund,” includes the financial requirements generated by the revenues dedicated to the Generations Fund.

For the period April to September 2021, net financial requirements amount to $10.2 billion and are due to:

  the $4.2-billion surplus resulting from the difference between government revenue and expenditure;

  the $9.2-billion financial requirements for investments, loans and advances, due primarily to an increase in short-term investments of $7.2 billion as part of overall cash management, as well as the growth in the consolidation value of government enterprises;(8)

  the $1.8-billion financial requirements related to government capital investments, mainly due to investments of $4.0 billion, offset by amortization expenses of $2.2 billion;(8)

  the $1.5-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $3.3 billion, partially offset by the net cost of plans of $1.7 billion;(8)

  the $204-million financial requirements for other accounts;(9)

  the $1.7-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to September
	2020-2021	2021-2022
SURPLUS (DEFICIT)(3)	–2 873	4 233
Non-budgetary transactions
Investments, loans and advances	–11 723	–9 232
Capital investments	–1 501	–1 829
Retirement plans and other employee future benefits	–1 284	–1 473
Other accounts(9)	953	–204
Deposits in the Generations Fund	–1 263	–1 686
Total non-budgetary transactions	–14 818	–14 424
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–17 691	–10 191

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022

Results at September 30, 2021, that is, for the first six months of the fiscal year, showed a budgetary surplus of $2.5 billion.

According to the data presented in the fall 2021 Update on Québec’s Economic and Financial Situation, a budgetary deficit of $6.8 billion is expected for 2021-2022, before the use of the stabilization reserve.

For the last six months of the fiscal year, that is, from October 2021 to March 2022, the budgetary deficit will come from:

  results excluding initiatives, which will increase the deficit by $3.9 billion;

  A significant portion of the anticipated annual expenditures will be made in the last six months.

  Moreover, revenue growth is expected to decrease by year-end.

  initiatives presented in the Québec Budget Plan – March 2021, of which a balance of $2.2 billion has yet to be recorded;

  new initiatives presented in the fall 2021 Update on Québec’s Economic and Financial Situation, of which a balance of $3.3 billion has yet to be recorded.

The use of the stabilization reserve will reduce the budgetary deficit to $5.6 billion.

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022
(millions of dollars)
2021-2022
BUDGETARY BALANCE(4) – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT SEPTEMBER 30, 2021	2 547
UPCOMING RESULTS FROM OCTOBER 2021 TO MARCH 2022
Results excluding initiatives
– Consolidated revenue	65 687
– Consolidated expenditure	–67 979
– Deposits of dedicated revenues in the Generations Fund	–1 602
Subtotal	–3 894
Balance of initiatives in the March 2021 budget to be recorded	–2 243
Balance of initiatives in the November 2021 update to be recorded	–3 257
TOTAL UPCOMING RESULTS	–9 394
PROJECTED BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 847
Use of the stabilization reserve	1 221
PROJECTED BUDGETARY BALANCE(4) – NOVEMBER 2021 UPDATE	–5 626

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2021 BUDGET

BUDGET FORECASTS FOR 2021-2022
(millions of dollars)
	March 2021		Fall 2021
	budget	Adjustments	update	(10)	Change (%)	(11)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 921	1 711	37 632		7.5
Contributions for health services	6 796	393	7 189		12.4
Corporate taxes	8 013	1 764	9 777		9.2
School property tax	1 113	–26	1 087		–6.0
Consumption taxes	23 325	950	24 275		13.6
Tax revenue	75 168	4 792	79 960		9.7
Duties and permits	4 853	325	5 178		12.2
Miscellaneous revenue	10 989	–8	10 981		11.1
Other own-source revenue	15 842	317	16 159		11.5
Total own-source revenue excluding revenue from government enterprises	91 010	5 109	96 119		10.0
Revenue from government enterprises	4 658	831	5 489		22.2
Total own-source revenue	95 668	5 940	101 608		10.6
Federal transfers	26 899	2 565	29 464		–4.1
Total consolidated revenue	122 567	8 505	131 072		6.9
CONSOLIDATED EXPENDITURE
Santé et Services sociaux	–52 358	–3 732	–56 090		2.5
Éducation	–18 312	202	–18 110		6.9
Enseignement supérieur	–9 491	27	–9 464		14.5
Other portfolios(7)	–40 981	–1 071	–42 052		8.6
Change in the application of the accounting standard respecting transfer payments	–732	382	–350		—
Portfolio expenditures	–121 874	–4 192	–126 066		5.8
Debt service	–8 613	48	–8 565		11.4
Total consolidated expenditure	–130 487	–4 144	–134 631		6.2
Provision for economic risks and other support and recovery measures	–1 250	1 250	—		—
SURPLUS (DEFICIT)(3)	–9 170	5 611	–3 559		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 080	–208	–3 288		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–12 250	5 403	–6 847		—
Use of the stabilization reserve	—	1 221	1 221		—
BUDGETARY BALANCE(4)	–12 250	6 624	–5 626		—

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five public service missions. This breakdown of the government’s expenditures into its main areas of activity is a stable indicator over time because it is usually not influenced by Cabinet shuffles. Moreover, since this breakdown is also used in public accounts, its presentation in the Monthly Report on Financial Transactions allows for a better monitoring of actual results over the course of the year.

The public service missions are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last-resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists mainly of the activities of legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	September			April to September
	2020	(6)	2021	2020-2021	(6)	2021-2022
Health and Social Services	3 907		4 281	24 657		26 952
Education and Culture	2 280		2 368	11 572		12 350
Economy and Environment	1 354		1 442	7 387		7 774
Support for Individuals and Families	715		752	5 700		5 679
Administration and Justice	1 096		626	4 657		4 077
Change in the application of the accounting standard
respecting transfer payments	28		23	53		8
TOTAL	9 380		9 492	54 026		56 840

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e. that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Change in the application of the accounting standard respecting transfer payments

The Québec government contributes to the funding of public infrastructure owned by third parties. In most cases, funding is provided through annual transfers paid according to a schedule that corresponds to the rate of repayment of the loans contracted by the recipients to carry out the projects.

For these infrastructure projects, the government changed the application of PS 3410, Transfer payments, to account for transfer expenditures based on the period of completion of eligible work by transfer recipients. Previously, transfer expenditures were recorded at the rate of disbursements authorized by Parliament and the balance of funded work was reported in contractual obligations. This change results in more timely recognition of transfer expenditures in the government’s consolidated financial statements.

In this monthly report, the estimated impact of this change has been accounted for retroactively and is presented in the consolidated expenditures in the line “Change in the application of the accounting standard respecting transfer payments.” Public Accounts 2020-2021 present the final impact of the application of the accounting standard, including on the government’s accumulated deficit as at March 31, 2021.

Notes

(1)	A summary of the government’s accounting policies can be found on pages 74 to 77 of Volume 1 of the Public Accounts 2020-2021.
(2)	Portfolio expenditures include the impact of the change in the application of the accounting standard respecting transfer payments.
(3)	Balance as defined in the Public Accounts.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.
(5)	Consolidated expenditures by mission are presented in Appendix 2.
(6)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2021-2022 budgetary structure.
(7)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(8)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(9)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(10)

The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the fall 2021 Update on Québec’s Economic and Financial Situation.

(11)	This is the annual change compared to results in 2020-2021.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.